EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

CoolBrands International Inc. (“CoolBrands”) 8300 Woodbine Avenue 5th Floor Markham, Ontario L3R 9Y7

Item 2	Date of Material Change

September 8, 2006

Item 3	News Release

A press release was issued by Canada Newswire on September 1, 2006.

Item 4	Summary of Material Change

On September 1, 2006, Eskimo Pie Corporation, a subsidiary of CoolBrands, entered into an asset purchase agreement with Denali New Berlin, LLC and Denali Ingredients, LLC to sell its Value America flavors and ingredients division for a purchase price of approximately US$10 million.

Item 5	Full Description of Material Change

On September 1, 2006, Eskimo Pie Corporation, a subsidiary of CoolBrands, entered into an asset purchase agreement with Denali New Berlin, LLC and Denali Ingredients, LLC to sell its Value America flavors and ingredients division, a division of CoolBrands that manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, eggnog bases and other ingredients for a purchase price of approximately US$10 million.

The transaction is expected to close in September 2006. Net proceeds from the transaction will be used to repay a portion of CoolBrands’ outstanding debt.

A copy of the asset purchase agreement has been filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission and is available at www.sedar.com and www.sec.gov.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

For further information, please contact David J. Stein, Chief Executive Officer, CoolBrands at (631) 737-9700.

Item 9	Date of Report

September 8, 2006